Cadbury plc (the “Company”)

Director Declaration

In accordance with Listing Rule 9.6.13, Cadbury plc confirms the following in connection with the appointment of Colin Day as a Non-Executive Director of the Company with effect from 1 December 2008, announced on 6 November 2008.

Pursuant to Listing Rule 9.6.13 (1), directorships held in publicly quoted companies in the last five years are:

Reckitt Benckiser Group plc – current
Reckitt Benckiser (Bangladesh) plc – current
Reckitt Benckiser plc (no longer publicly quoted) – current
WPP Group plc — current
Imperial Tobacco Group plc – resigned 16 February 2007
Easyjet plc – resigned 30 September 2005
Bell Group plc (renamed Niscayah Group Limited and no longer publicly quoted) – resigned 11 June 2004

There are no other details requiring disclosure in accordance with Listing Rule 9.6.13 (2) – (6).

Contact:
H A Udow
Group Secretary
Tel: 01895 615007

11 November 2008